Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

Performance Shipping Inc. Announces Approval of Amendments Making Its Bonds Senior Unsecured

Athens, Greece, June 29, 2026 — Performance Shipping Inc. (NASDAQ: PSHG) (“Performance Shipping” or the “Company”) announced today that it has obtained approval to amend the terms of its 9.875% senior secured bonds (the “Bonds”), pursuant to the bond terms dated July 15, 2025,as amended (the “Bond Terms”).

The amendments to the Bond Terms will include, among other things, the release of the existing security, including the ship mortgages over the vessels P. Monterey and P. Sophia, so that the Bonds become senior unsecured obligations of the Company; the removal of the use of proceeds restrictions upon sale of a collateral vessel; and an increase of the minimum liquidity covenant from US$20.0 million to US$30.0 million. The Company agreed to pay a one-time amendment fee of 0.325% of the US$150.0 million nominal amount of the Bonds. The amendments to the Bond Terms will be documented by an amendment and restatement agreement to be entered into between the Company and the Bond Trustee.

Commenting on the amendments, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We wish to thank our bondholders for their continued support. The approval of our bondholders will effectively change the structure of our Bonds from partly secured to unsecured. This change reflects the significant improvement in the credit quality of our Company in the 12 months since the inaugural issue of the Bonds.

“During that time, we added four vessels to our fleet with 3-to-7-year charter contracts, and sold our two oldest vessels. As a result, we increased the size of our fleet by two vessels, reduced the fleetwide average age to six years and doubled our contract backlog to almost half a billion US dollars. Through the three-year remaining term of the Bonds, the average daily charter rate required for our open uncontracted days to meet all our cash obligations ranges from zero through the end of 2027 to US$3,500 in 2028 and US$11,600 in 2029. Lastly, our robust cash balance combined with our unencumbered vessels bodes well for the refinancing of our obligations.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Important Information Regarding the Bonds

No offer of Bonds has been or will be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or with any securities regulatory authority of any state or other jurisdiction in the United States. The Bonds may not be offered or sold within the United States, absent registration or under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The Bonds are the securities of a foreign company. The summons to holders of the Bonds was subject to disclosure requirements of a foreign country that are different from those of the United States. It may be difficult for any holder of Bonds to enforce its rights and any claim it may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. A holder of the Bonds may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the Bonds and the proposed amendments to the Bonds. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war in the Middle East, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.